UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No.    )

Theseus Pharmaceuticals, Inc.
(Name of Subject Company)

Theseus Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
88369M1018
(CUSIP Number of Class of Securities)
Bradford D. Dahms
President and Chief Financial Officer
Theseus Pharmaceuticals, Inc.
314 Main Street
Cambridge, Massachusetts 02142
(857) 400-9491
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Robert Puopolo, Esq.
Blake Liggio, Esq.
Marishka DeToy, Esq.
Goodwin Procter LLP
100 Northern Ave
Boston, MA 02210
(617) 570-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Theseus Pharmaceuticals, Inc., a Delaware corporation (“Theseus” or the “Company”). The address of the Company’s principal executive office is 314 Main Street, Cambridge, Massachusetts 02142. The telephone number of the Company’s principal executive office is (857) 400-9491.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is Theseus’ common stock, par value $0.0001 per share (“Shares” or “Theseus Common Stock”). As of January 8, 2024, there were (i) 44,649,172 Shares issued and outstanding, (ii) 6,221,333 Shares subject to issuance pursuant to options granted by Theseus to purchase Theseus Common Stock (each, a “Theseus Option”) pursuant to the Theseus Pharmaceuticals, Inc. 2018 Stock Plan and the Theseus Pharmaceuticals, Inc. 2021 Equity Incentive Plan (together, the “Theseus Equity Plans”), 3,033,530 of which were In-the-Money Options (as defined below), assuming the maximum potential Cash Amount (as defined below) of $4.05 per Share, and (iii) 87,605 Shares underlying restricted stock units (each, a “Theseus RSU”) issued pursuant to the Theseus Equity Plans.
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of Theseus, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. The Company’s website address is www.theseusrx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to a tender offer by Concentra Merger Sub II, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares, for (i) $3.90 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.15 per Share (such amount as determined in accordance with Section 2.01(d) of the Merger Agreement (as defined below)) (the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), plus (iii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 9, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on January 9, 2024. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.
The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated as of December 22, 2023, by and among Theseus, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into Theseus (the “Merger” and together with the Offer and the other transactions contemplated by the

Merger Agreement, the “Transactions”), with Theseus continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Theseus. The Merger will be governed by and effected under Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Closing”), without a vote of the stockholders of Theseus in accordance with Section 251(h) of the DGCL.
At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Theseus immediately prior to the Effective Time which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders who are entitled to demand and have properly demanded appraisal of such Shares in accordance with the DGCL and have neither failed to perfect, nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon and subject to any withholding of taxes. Each Theseus Option, granted under the Theseus Equity Plans, that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. As of the Effective Time, each Theseus Option that has an exercise price that is less than the Cash Amount (each, an “In-the-Money Option”) that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Theseus Option that is an In-the-Money Option will be entitled to receive: (A) an amount in cash, without interest and subject to any withholding of taxes, equal to the product of (x) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Cash Amount over the applicable exercise price per Share under such In-the-Money Option; and (B) one CVR for each Share subject to such In-the-Money Option. Each Theseus Option that has an exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be cancelled for no consideration. Each Theseus RSU settleable in Shares issued under the Theseus Equity Plans, that is outstanding immediately prior to the Effective Time will vest in full and automatically be canceled and the holder will be entitled to receive: (A) an amount in cash equal to the product of (x) the total number of Shares then underlying such Theseus RSU multiplied by (y) the Cash Amount, without interest and subject to any withholding of taxes; and (B) one CVR for each Share subject to such Theseus RSU. In addition, Theseus will take all actions necessary to ensure that, as of the Effective Time, each of the Theseus Equity Plans and the Theseus Pharmaceuticals, Inc. 2021 Employee Stock Purchase Plan (the “Theseus ESPP”) will be terminated and no holder of a Theseus Option or Theseus RSU or any participant in a Theseus Equity Plan will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The obligation of Purchaser to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, beneficially owned by Purchaser or its affiliates, equals at least one Share more than 50% of the number of Shares that are then issued and outstanding; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $187,614,912 as of the expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance by Theseus with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by Theseus in the Merger Agreement, including that, since the date of the Merger Agreement, there shall not have occurred any Company Material Adverse Effect (as defined in the Merger Agreement); and (vi) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of the Parent and the Purchaser to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Theseus. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion, and shall, at the request of Theseus, extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied or (ii) for any period required by the SEC or Nasdaq Stock Market LLC applicable to the Offer. In no event will Parent or Purchaser be permitted to extend the Offer beyond April 21, 2024, which is the Outside Date of the Merger Agreement, without the prior written consent of Theseus.
Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Purchaser is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The telephone number of each of Parent and Purchaser is (858) 281-5372.
Theseus has made information relating to the Offer available online at www.theseusrx.com and Theseus has filed this Schedule 14D-9, and Parent and Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Theseus, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Theseus or its affiliates, on the one hand, and (i) Theseus’ executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Theseus (the “Theseus Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent and Purchaser and Their Affiliates
Merger Agreement
On December 22, 2023, Theseus, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Theseus, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Theseus’ stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Theseus to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Theseus. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Theseus, Parent or Purchaser in Theseus’ public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Theseus to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Theseus, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Theseus, Parent or Purchaser. Theseus’ stockholders and investors are not third-party beneficiaries of the Merger Agreement, (except with respect to (i) the right of Indemnified Parties (as defined below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to

indemnification and other rights described in the Merger Agreement and (ii) from and after the time at which Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, Theseus Options, and Theseus RSUs to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Theseus, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Theseus’ or Parent’s public disclosure.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Form of Contingent Value Rights Agreement
At or prior to the Effective Time, Parent and Purchaser expect to enter the CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:
(i)
80% of the Net Proceeds (as defined in the CVR Agreement), if any, from any sale, transfer, license or other disposition by Parent or any of its Affiliates (as defined in the Merger Agreement), including Theseus after the Merger, during the period beginning on the Effective Time and ending 180 days following the Closing Date (as such terms are defined in the Merger Agreement) (such period, the “Disposition Period”), of all or any part of: (A) Theseus’ product candidate known as THE-349, a fourth-generation epidermal growth factor receptor inhibitor for the treatment of non-small cell lung cancer, (B) Theseus’ next-generation BCR-ABL program focused on relapsed/refractory chronic myeloid leukemia and Philadelphia chromosome-positive acute lymphoblastic leukemia or (C) Theseus’ KIT inhibitor program for the treatment of gastro-intestinal stromal tumors (such product candidates and programs, collectively, the “CVR Products,” and any disposition thereof, a “Disposition”); and

(ii)
50% of any net savings versus the Closing Net Cash (as defined in the Merger Agreement) that is realized between within 180 days of the Closing Date.

In the event that neither a Disposition of CVR Products occurs within the Disposition Period nor the conditions described in clause (ii) above occurs during the prior to the CVR Expiration Date (as defined below), the CVR Holders will not receive any payment pursuant to the CVR Agreement. The date on which the Disposition Period expires is the “CVR Expiration Date,” provided that to the extent a Disposition of certain CVR Products takes place during the Disposition Period, the CVR Expiration Date, solely as it relates to such CVR Products, shall be the earlier to occur of three (3) years following the date of the Closing (the “Closing Date”) and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments required to be paid under the terms of the CVR Agreement.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in the Purchaser or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.
During the Disposition Period, Parent will not terminate or negatively impact the required maintenance, including by failing to preserve and maintain, the CVR Products. Parent will also comply with maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

Until the CVR Expiration Date occurs, (i) the Purchaser will, and will cause its subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by the Purchaser and its subsidiaries regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent the Purchaser licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, the Purchaser will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for the Purchaser to comply with its obligations under the CVR Agreement.
The Representative, Parent, Purchaser and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.
With the consent of at least 30% of the CVR Holders (the “Acting CVR Holders”), the Representative, Parent, Purchaser and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.
Parent and Purchaser will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket expenses and expenses of defending Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.
The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by the Parent, Purchaser and the Acting CVR Holders, or (iii) the CVR Expiration Date, subject to certain reporting obligations by Parent to the Representative pursuant to the CVR Agreement.
The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Form of Support Agreement
In connection with the execution of the Merger Agreement, on December 22, 2023, Parent and Purchaser entered into support agreements (the “Support Agreements”) with Tang Capital Partners, LP (“TCP”), Foresite Capital Management, LLC and OrbiMed Advisors, LLC (together, the “Supporting Stockholders”). The Support Agreements provide that, among other things, to irrevocably tender the shares of Common Stock held by them in the Offer, upon the terms and subject to the conditions of such agreements. The shares of Common Stock subject to the Support Agreements comprise approximately 59% of the outstanding Shares as of January 8, 2024. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the Theseus Board votes to approve a superior proposal.
The foregoing summary and description of the material terms of the Form of Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
Confidentiality Agreement
Theseus, TCP and Parent entered into a confidentiality agreement dated as of November 30, 2023 (the “Confidentiality Agreement”), pursuant to which Parent and TCP agreed, subject to certain exceptions, to keep confidential nonpublic and proprietary information about the Company in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a one (1) year period, which terminates on November 30, 2024. The Confidentiality Agreement includes a 45-day standstill provision and an employee non-solicitation provision. Parent and TCP’s obligations with respect to the non-solicitation provisions under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement.
The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.
Limited Guaranty
In connection with the execution of the Merger Agreement, TCP provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of certain obligations of Parent and Purchaser to Theseus under certain provisions of the Merger Agreement (“Guaranteed Purchase Price Obligation”); provided that the maximum amount of all Guaranteed Purchase Price Obligations shall not exceed $177,614,912, (ii) Parent’s payment obligations to CVR Holders under certain provisions of the CVR Agreement (the “Guaranteed CVR Obligation”); provided that the maximum amount of the Guaranteed CVR Obligation shall not exceed the CVR Proceeds plus all such Enforcement Costs up to the Expense Cap (as defined in the CVR Agreement) and (iii) the obligation of Parent and Purchaser to pay any monetary damages to the Company and/or Representative, in connection with a willful breach of the Merger Agreement, together with any Enforcement Costs.
The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfill its obligations with respect to the Limited Guaranty. The Guaranteed CVR Obligation is intended to be for the benefit of all CVR Holders and shall be enforceable by the Representative.
The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.
Arrangements Between Theseus and its Executive Officers, Directors and Affiliates
Interests of Certain Persons
The executive officers and members of the Theseus Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Theseus’ stockholders generally. The Theseus Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:
•
The accelerated vesting and payment in respect of each outstanding In-the-Money Option and each outstanding Theseus RSU at the Effective Time;

•
The potential receipt of severance payments and benefits by current and former executive officers under their respective employment agreements;

•
With respect to Mr. Dahms, a retention bonus in the amount of $702,000, subject to his continued employment through the earlier of February 28, 2024 and the Closing Date; and

•
With respect to Mr. Dahms, a transaction bonus in the amount of $425,000, payable in connection with the Closing Date.

Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Theseus who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Cash Amount on the same terms and conditions as the other stockholders of Theseus as described in the Merger Agreement. As of January 8, 2024, the executive officers (including former executive officers) and directors of Theseus beneficially owned, in the aggregate, 2,091,651 Shares.

The following table sets forth (i) the number of Shares beneficially owned as of January 8, 2024, by each of Theseus’ executive officers and directors and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the maximum potential Cash Amount of $4.05 per Share.
Name of Executive Officer or Director (including former executive officers)	Number of Shares (#)	Cash Consideration for Shares ($)
Timothy P. Clackson, Ph.D.	376,693	1,525,607
Bradford D. Dahms	8,150	33,008
William C. Shakespeare, Ph.D.	649,329	2,629,782
Victor M. Rivera, Ph.D.	651,399	2,638,166
David P. Kerstein, M.D.	7,656	31,007
Iain Dukes, D.Phil.	388,324	1,572,712
Carl Gordon, Ph.D.	—	—
Don Hayden, M.B.A.	10,100	40,905
Michael Rome, Ph.D.	—	—
Steven Stein, M.D.	—	—
Kathy Yi, M.B.A.	—	—
Treatment of Equity Awards in the Transactions
Treatment of Theseus Options
Each Theseus Option that is outstanding and unvested immediately prior to the Effective Time will vest in full at the Effective Time. As of the Effective Time, each Theseus Option that is outstanding immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Theseus Option that is an In-the-Money Option will be entitled to receive (i) an amount in cash, without interest and subject to any withholding of taxes equal to the product of (A) the total number of Shares subject to such In-the-Money Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Cash Amount over the applicable exercise price per Share under such In-the-Money Option and (ii) one CVR for each Share subject to such In-the-Money Option. Each Out-of-the-Money Option will be cancelled for no consideration.
Treatment of Theseus RSUs
Each Theseus RSU that is outstanding and unvested as of immediately prior to the Effective Time shall vest in full and at the Effective Time will automatically be cancelled and the holder will be entitled to receive (i) an amount in cash equal to the product of (A) the total number of Shares then underlying such Theseus RSU multiplied by (B) the Cash Amount, without any interest thereon and subject to applicable withholding, and (ii) one CVR for each Share thereto.
The table below sets forth, for each of Theseus’ executive officers and directors holding Theseus Options as of January 8, 2024, (i) the aggregate number of Shares subject to such In-the-Money Options and (ii) the value of cash amounts payable in respect of such In-the-Money Options at the Effective Time, calculated by multiplying the excess, if applicable, of the Cash Amount over the respective per Share exercise prices of the applicable In-the-Money Options by the number of Shares subject to such In-the-Money Options (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $4.05 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Theseus’ executive officers and directors in respect of their In-the-Money Options; however, each Theseus executive officer and director listed below will receive one CVR for each Share subject to an outstanding In-the-Money Option.

Name of Executive Officer or Director (including former executive officers)	Number of Shares Subject to In-the- Money Options (#)	Cash Consideration for Stock Options ($)
Timothy P. Clackson, Ph.D.	1,148,583	22,972
Bradford D. Dahms	332,114	6,642
William C. Shakespeare, Ph.D.	352,192	353,038
Victor M. Rivera, Ph.D.	190,875	349,812
David P. Kerstein, M.D.	332,114	1,093,925
Iain Dukes, D.Phil.	441,959	1,286,355
Carl Gordon, Ph.D.	—	—
Don Hayden, M.B.A.	—	—
Michael Rome, Ph.D.	—	—
Steven Stein, M.D.	—	—
Kathy Yi, M.B.A.	99,634	1,993
The table below sets forth, for each of Theseus’ executive officers and directors holding Theseus RSUs as of January 8, 2024, (i) the aggregate number of Shares subject to such Theseus RSUs and (ii) the value of cash amounts payable in respect of such Theseus RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such Theseus RSUs (which amounts will be subject to withholding of taxes), assuming the maximum potential Cash Amount of $4.05 per Share. No amounts have been included in the table below with respect to the CVRs to be received by Theseus’ executive officers and directors in respect of their Theseus RSUs.
Name of Executive Officer or Director (including former executive officers)	Number of Theseus RSUs (#)	Cash Consideration for Theseus RSUs ($)
Timothy P. Clackson, Ph.D.	19,962	80,846
Bradford D. Dahms	17,500	70,875
William C. Shakespeare, Ph.D.	2,656	10,757
Victor M. Rivera, Ph.D.	9,141	37,021
David P. Kerstein, M.D.	9,844	39,868
Iain Dukes, D.Phil.	3,250	13,163
Carl Gordon, Ph.D.	3,250	13,163
Don Hayden, M.B.A.	3,250	13,163
Michael Rome, Ph.D.	—	—
Steven Stein, M.D.	3,250	13,163
Kathy Yi, M.B.A.	3,250	13,163
Treatment of the Theseus Equity Plans
The Merger Agreement provides that Theseus will take all actions necessary to ensure that, as of the Effective Time, the Theseus Equity Plans will be terminated and no holder of a Theseus Option or Theseus RSU or any participant in a Theseus Equity Plan or other employee incentive or benefit plan will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries.
Treatment of Purchase Rights under the Company Employee Stock Purchase Plan
Prior to the Effective Time, the Company will take all action to terminate the Theseus ESPP in accordance with its terms and provide that no new offering period shall commence after the date of the Merger Agreement.

Employment Arrangements
Dr. Clackson, Mr. Dahms, Dr. Kerstein, Dr. Rivera and Dr. Shakespeare, are each a party to an employment agreement or a separation agreement, entitling each such executive officer to certain severance and change of control benefits (if applicable). The Merger, if and when consummated, will constitute a “Change in Control” as defined in the applicable agreement.
Timothy P. Clackson, Ph.D.   Dr. Clackson’s employment was terminated on December 7, 2023 (the “Clackson Separation Date”), and Dr. Clackson entered into a Separation and Release Agreement, dated as of December 7, 2023 (the “Clackson Separation Agreement”), pursuant to which he received (i) an amount equal to the sum of (A) twelve months of his then current base salary plus (B) one-hundred percent of his 2023 annual bonus, less all applicable federal, state, local and other employment-related deductions, payable in a lump sum payment on the first practical payroll date following the Clackson Separation Date, (ii) reimbursement of COBRA premiums for healthcare insurance coverage for up to twelve months to the extent Dr. Clackson is eligible for and elects COBRA coverage, and (iii) an additional eighteen months of vesting on all of Dr. Clackson’s equity awards or grants then outstanding. In addition, pursuant to the Clackson Separation Agreement, in the event a Change in Control occurs within six months following his separation date, he will be entitled to an additional six months of base salary, an amount equal to 1.5 times his annual target bonus, an additional six months’ reimbursement of COBRA premiums and full acceleration of all unvested outstanding equity awards.
In connection with Dr. Clackson’s departure, the Company also entered into a consulting agreement with Dr. Clackson, effective as of the Separation Date (the “Clackson Consulting Agreement”). Pursuant to the Clackson Consulting Agreement, Dr. Clackson will provide consulting and advisory services to the Company until March 31, 2024 (such period, the “Clackson Consulting Period”) unless terminated earlier. As the only consideration for Dr. Clackson’s services under the Clackson Consulting Agreement, Dr. Clackson’s outstanding unvested equity awards shall continue to vest in accordance with the applicable purchase, award or grant agreement during the Clackson Consulting Period.
Bradford D. Dahms.   If Mr. Dahms’ employment is terminated by the Company without Cause (as defined in Mr. Dahms’ employment agreement) or by Mr. Dahms’ resignation for Good Reason (as defined in Mr. Dahms’ employment agreement), within three months prior to a Change in Control or within twelve months after a Change in Control, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to the sum of (A) his annual then current base salary plus (B) his annual target bonus plus (C) a pro-rated portion of his annual bonus (based on number of months elapsed in the fiscal year), payable in substantially equal monthly installments over twelve months commencing within sixty days of the date of termination, (ii) if Mr. Dahms is participating in the Company’s group health plan immediately prior to his termination, a monthly cash payment until the earlier of twelve months following termination, the end of Mr. Dahms’ COBRA (as defined below) health continuation period or the date when Mr. Dahms becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment, in an amount equal to the amount of the monthly employer contribution that the Company would have made to provide health insurance to Mr. Dahms had he remained employed with the Company, and (iii) all Mr. Dahms’ equity awards or grants then outstanding shall immediately vest in full.
In lieu of the payments and benefits described above, in the event that Mr. Dahms’ employment is terminated by the Company without Cause (as defined in Mr. Dahms’ employment agreement) or by Mr. Dahms’ resignation for Good Reason (as defined in Mr. Dahms’ employment agreement), more than three months prior to a Change in Control or more than twelve months after a Change in Control, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) the continuation of his then current base salary for a period of nine months after his date of termination, (ii) a pro-rated portion of his annual bonus (based on number of months elapsed in the fiscal year), (iii) if Mr. Dahms is participating in the Company’s group health plan immediately prior to his termination, a monthly cash payment until the earlier of twelve months following termination, the end of Mr. Dahms’ COBRA (as defined below) health continuation period, or the date when Mr. Dahms becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment, in an amount equal to the amount of the monthly employer contribution that the Company would have made to provide health insurance to Mr. Dahms had he remained employed with the Company, and (iv) an additional nine months of vesting on all of Mr. Dahms’ equity awards or grants then outstanding.
David P. Kerstein, M.D.   Dr. Kerstein’s employment was terminated on December 7, 2023 (the “Kerstein Separation Date”), and Dr. Kerstein entered into a Separation and Release Agreement, dated as of December 7, 2023 (the “Kerstein Separation Agreement”), pursuant to which he received (i) an amount equal to the sum of (A) nine months of his then current base salary plus (B) one-hundred percent of his 2023 annual bonus, less all applicable federal, state, local and other employment-related deductions, payable in a lump sum payment on the first practical payroll date following the Kerstein Separation Date, (ii) reimbursement of COBRA premiums for healthcare insurance coverage for up to nine months to the extent Dr. Kerstein is eligible for and elects COBRA coverage, and (iii) an additional twelve months of vesting on all of Dr. Kerstein’s equity awards or grants then outstanding. In addition, pursuant to the Kerstein Separation Agreement, in the event a Change in Control occurs within six months following his separation date, he will be entitled to an additional three months of base salary, an amount equal to one times his annual target bonus, and full acceleration of all unvested outstanding equity awards.
In connection with Dr. Kerstein’s departure, the Company also entered into a consulting agreement with Dr. Kerstein, effective as of the Kerstein Separation Date (the “Kerstein Consulting Agreement”). Pursuant to the Kerstein Consulting Agreement, Dr. Kerstein will provide consulting and advisory services to the Company until March 31, 2024 (such period, the “Kerstein Consulting Period”) unless terminated earlier. Dr. Kerstein’s outstanding unvested equity awards shall continue to vest in accordance with the applicable purchase, award or grant agreement during the Kerstein Consulting Period, and Dr. Kerstein will receive $300 per hour for any work in excess of five hours per week (averaged over the term of the Kerstein Consulting Period).
Victor M. Rivera, Ph.D.   Dr. Rivera’s employment was terminated on November 9, 2023 (the “Rivera Separation Date”), and Dr. Rivera entered into a Separation and Release Agreement, dated as of November 9, 2023 (the “Rivera Separation Agreement”), providing that, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to the sum of (A) nine months of his then current base salary, paid in accordance with the Company’s normal payroll practices for nine months plus (B) a pro-rated portion of his annual bonus (based on number of months elapsed in the fiscal year), payable in a lump sum payment on the first practical payroll date following the Rivera Separation Date, less all applicable federal, state, local and other employment-related deductions, (ii) reimbursement of COBRA premiums for healthcare insurance coverage for up to nine months to the extent Dr. Rivera is eligible for and elects COBRA coverage, and (iii) acceleration vesting of any and all equity awards that would have vested during the twelve month period from the Rivera Separation Date. In the event Dr. Rivera’s separation occurs within three months prior to a Change in Control, he will be entitled to an additional amount such that, together with the amounts under the Rivera Separation Agreement, he will receive (i) an amount equal to the sum of his base salary and annual target bonus, (ii) pro-rated portion of his annual target bonus (based on number of months elapsed in the fiscal year), (iii) an additional twelve months’ reimbursement of COBRA premiums and (iv) all his equity awards or grants then outstanding will immediately vest in full.
In connection with Dr. Rivera’s departure, the Company also entered into a consulting agreement with Dr. Rivera, effective as of the Rivera Separation Date (the “Rivera Consulting Agreement”). Pursuant to the Rivera Consulting Agreement, Dr. Rivera will provide consulting and advisory services to the Company until terminated in accordance with the Rivera Consulting Agreement (such period, the “Rivera Consulting Period”) unless terminated earlier. Dr. Rivera’s outstanding unvested equity awards shall continue to vest in accordance with the applicable purchase, award or grant agreement during the Rivera Consulting Period, and Dr. Rivera will receive $350 per hour.
William Shakespeare, Ph.D.   Dr. Shakespeare’s employment was terminated on November 9, 2023 (the “Shakespeare Separation Date”), and Dr. Shakespeare entered into a Separation and Release Agreement, dated as of November 9, 2023 (the “Shakespeare Separation Agreement”), providing that, subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to the sum of (A) nine months of his then current base salary, paid in accordance with the Company’s normal payroll practices for nine months plus (B) a pro-rated portion of his annual bonus (based on number of months elapsed in the fiscal year), payable in a lump sum payment on the first practical payroll date following the Shakespeare Separation Date, less all applicable federal, state, local and other employment-related deductions, (ii) reimbursement of COBRA premiums for healthcare insurance coverage for up to nine months to the extent Dr. Shakespeare is eligible for and elects COBRA coverage, and (iii) acceleration of vesting of any and all equity awards that would have vested during the twelve month period from the Shakespeare Separation Date. In the event Dr. Shakespeare’s separation occurs within three months prior to a Change in Control, he will also be entitled to an additional amount such that, together with amounts under the Shakespeare Separation Agreement, he will receive (i) an amount equal to the sum of his base salary and annual target bonus, (ii) a pro-rated portion of his annual target bonus (based on number of months elapsed in the fiscal year), (iii) an additional twelve months’ reimbursement of COBRA premiums and (iv) all his equity awards or grants then outstanding will immediately vest in full.
In connection with Dr. Shakespeare’s departure, the Company also entered into a consulting agreement with Dr. Shakespeare, effective as of the Separation Date (the “Shakespeare Consulting Agreement”). Pursuant to the Shakespeare Consulting Agreement, Dr. Shakespeare will provide consulting and advisory services to the Company until June 30, 2024 (such period, the “Shakespeare Consulting Period”) unless terminated earlier and Dr. Shakespeare’s outstanding unvested equity awards shall continue to vest in accordance with the applicable purchase, award or grant agreement during the Shakespeare Consulting Period.
Retention Bonus.   On November 29, 2023, the Compensation Committee of the Theseus Board awarded Mr. Dahms a retention bonus in an amount of $702,000, subject to repayment if Mr. Dahms voluntarily resigns or is terminated for Cause prior to the earlier of the Closing Date or February 28, 2024.
Transaction Bonuses.   In connection with the Merger, the Company implemented a transaction bonus program in an aggregate amount of up to $850,000. Pursuant to such program, the Compensation Committee of the Theseus Board has awarded Mr. Dahms a transaction bonus in an amount of $425,000. The remainder of the transaction bonus program shall be allocated to employees of the Company upon the recommendation of the Company’s President and Chief Financial Officer and approval by the Compensation Committee of the Theseus Board. Bonuses payable shall become payable in a lump sum on the date of the consummation of the Merger, subject to the applicable employee’s continued employment through such time.
Other Agreements.   Theseus also entered into employee proprietary information agreements with each of Theseus’ executive officers. Under these agreements, each of Theseus’ executive officers has agreed to protect Theseus’ confidential and proprietary information, and to assign to Theseus’ related intellectual property developed during the course of his or her employment.
Future Arrangements
It is possible that employees of Theseus who remain employed following the Closing Date, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Theseus and Parent.
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Theseus Board may, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.
Indemnification; Directors’ and Officers’ Insurance
Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Theseus for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of Theseus, the Bylaws of Theseus or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent for a period of six years.

At or prior to the Effective Time, following good faith consultation with Parent, the Company has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the expiration date of the Offer and ending six years from the Effective Time in favor of the current or former directors or officers of Theseus; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the expiration of the Offer and ending six years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent will cause to be maintained in effect Theseus’ current directors’ and officers’ liability insurance covering each person currently covered by Theseus’ directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that in no event will Parent or Theseus be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by Theseus for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.
In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the Theseus Board
At a meeting of the Theseus Board held on December 21, 2023, the Theseus Board, acting on behalf of the Company, unanimously (i) approved, adopted and declared advisable the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Transactions, including the Offer and the Merger (including any Cash Amount from a low of $3.90 to a high of $4.05 per Share), are in the best interest of the Company and its stockholders, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.
Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the Theseus Board,” the Theseus Board, acting on behalf of the Company, unanimously recommends that Theseus’ stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A press release, dated December 22, 2023, issued by Theseus announcing the Offer, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.
Background of the Offer and the Merger
The Theseus Board, together with senior management, has regularly reviewed and assessed, and engaged with Company stockholders regarding, the Company’s strategic direction and business plans with a view towards strengthening the Company’s business and identifying potential opportunities to increase stockholder value, taking into account financial, industry, competitive and other considerations. As part of this process, from time to time, the Theseus Board and senior management have reviewed potential strategic alternatives available to the Company, including strategic acquisitions, licenses and collaborations, in order to enhance the value of the Company’s business and operations.
On May 26, 2023, the Company entered into an engagement letter with its financial advisor Leerink Partners LLC (“Leerink Partners”), who then began a series of outreach campaigns to other companies within the biotechnology and pharmaceutical industry to gauge interest in ex-U.S. partnering opportunities with the Company. The Company entered into confidentiality agreements with two parties as part of this process, but ultimately neither party proceeded in the process.
On July 13, 2023, the Company announced that it would discontinue enrollment in its Phase 1/2 study and terminate development of lead product candidate THE-630 in patients with gastrointestinal stromal tumors. In light of these developments, on July 25, 2023, the Company entered into an amended and restated engagement letter with Leerink Partners (the “Leerink Engagement Letter”) regarding Leerink Partners’ engagement as the Company’s financial advisor in connection with the Company’s exploration of strategic alternatives, including a sale, merger or reverse merger transaction. The Company reached out to 40 parties to explore a potential merger or reverse merger and 31 parties in connection with a potential licensing agreement or other strategic transaction. Of these 71 parties, the Company entered into confidentiality agreements with 19 of these parties (none of which included any standstill provisions) and received proposals from 21 of these parties. Following such outreach, between August 2023 and September 2023, the Company engaged in preliminary negotiations and due diligence with seven parties with respect to a potential reverse merger transaction.
In October 2023 and November 2023, of the seven parties with whom the Company engaged in due diligence and preliminary negotiations, the Company determined one party (“Party X”) with whom to engage in final negotiations with respect to a potential reverse merger transaction. In early November 2023, due to changes in market conditions, the Theseus Board determined to disengage from discussions with Party X, to abandon discussions with respect to the contemplated transactions with the other six parties and to further discontinue pursuit of a potential reverse merger transaction.
On November 13, 2023, the Company publicly announced that it had determined to undergo a review of strategic alternatives for the Company.
On November 16, 2023, the Theseus Board held a meeting at which all members of the Theseus Board, a member of management and representatives of Goodwin Procter, LLP (“Goodwin”), the Company’s external counsel, were in attendance to discuss, among other matters, forming a special committee of disinterested directors for the purpose of evaluating strategic transactions, in consideration of the possibility that the Company may consider a potential strategic transaction with affiliated parties. Representatives of Goodwin provided the Theseus Board with an overview of legal considerations in connection with a potential strategic transaction, including the Theseus Board’s fiduciary duties, the conflicts of interest caused by a potential transaction with any affiliated parties, and the scope of authority that the Theseus Board should consider granting to such special committee in respect of certain transactions. Following this discussion, the Theseus Board established the Special Committee of the Theseus Board (the “Special Committee”), consisting of independent and disinterested directors, Don Hayden, Kathy Yi and Steven Stein, M.D. The Theseus Board authorized the Special Committee to consider, review, evaluate and negotiate the terms and conditions of certain proposals that might be received by Theseus regarding a potential strategic transaction and recommend to the Theseus Board or Theseus stockholders the advisability of entering into any such transaction or pursuing another strategic alternative.
Immediately following the Theseus Board meeting on November 16, 2023, the Special Committee held a meeting at which all members of the Special Committee, members of management and representatives of Goodwin were in attendance. At such meeting, following discussion, the Special Committee approved Mr. Hayden as the chair of the Special Committee and to engage Leerink Partners as financial advisor to the Special Committee. The Special Committee directed members of management to direct Leerink Partners to, in the following weeks, begin conducting outreach to various sources including other companies in the industry to gauge interest and willingness to engage with the Company in strategic opportunities.
On November 22, 2023, the Company received a joint written non-binding expression of interest from (i) a private investment firm and significant stockholder and affiliate of the Company (“Party A”) with one representative on the Theseus Board and (ii) another private investment firm and significant stockholder and affiliate of the Company (“Party B”) with one representative on the Theseus Board, indicating joint interest in exploring and evaluating a potential acquisition of all the outstanding shares of Theseus Common Stock.

On November 24, 2023, each of Parties A and B filed amendments to each of their Schedules 13D disclosing their submission of expression of interest to the Company.
Also on November 24, 2023, Parent submitted a written non-binding acquisition proposal to acquire all the outstanding shares of Theseus Common Stock for $3.80 per share in cash, plus a CVR representing the right to receive 80% of the net proceeds payable from any license or disposition of Theseus’ programs (the “Initial Parent Proposal”). Parent’s proposed cash consideration of $3.80 per share represented an approximately 5.0% premium over the closing trading price of the Theseus Common Stock on November 24, 2023. Later the same day, Parent, TCP, Tang Capital Management, LLC and Kevin Tang, Chief Executive Officer of Parent, filed jointly a Schedule 13D disclosing the submission of their non-binding acquisition proposal. The Company and Parent executed a confidentiality agreement, dated as of November 30, 2023, with a 45-day standstill provision. Subsequently, over the course of the next several weeks, the Company responded to due diligence requests and held various due diligence calls with representatives of Parent.
Following instruction by management at the direction of the Special Committee, Leerink Partners then began outreach to various other potential counterparties, including other companies in the industry, to gauge interest in a potential strategic transaction. As part of such outreach, Leerink Partners initially contacted four potential counterparties. In connection with the outreach process, the Company also prepared a form confidentiality agreement to be shared with each potential counterparty, which contained a two-year standstill provision with customary exclusions, including a provision that terminated the standstill upon the Company’s public announcement of entry into any change in control transaction, and a two-year employee non-solicit provision, to be shared with each potential counterparty. All four contacted counterparties ultimately signed confidentiality agreements, each of which included a standstill provision.
On November 25, 2023, the Special Committee held a meeting at which all members of the Special Committee, members of management, representatives of Leerink Partners and a representative of Goodwin were present. Representatives of Leerink Partners provided a review of interest and offers received to date and the status of outreach to potential counterparties. Representatives of management also provided a review of the Company’s cash forecast and potential liquidation alternative. Following discussion, the Special Committee instructed representatives of Leerink Partners to contact two additional counterparties that Leerink Partners knew were interested in pursuing strategic transactions, Parties E and F (each as defined below), to gauge interest in engaging with the Company.
On November 26, 2023, the Company executed a confidentiality agreement with a private oncology company (“Party C”), which contained a two-year standstill provision and a provision that terminates the standstill upon the Company’s public announcement of entry into any change in control transaction. Shortly thereafter, Party C was granted access to the Company’s virtual data room, in order for Party C to perform its due diligence investigation. Subsequently, through early December 2023, the Company responded to diligence requests and held diligence calls with Party C.
On November 27, 2023, Party A executed a confidentiality agreement with the Company, which contained a one-year standstill provision and a provision that terminates the standstill upon the Company’s entry into any change in control transaction. Shortly thereafter, Party A was granted access to the Company’s virtual data room, in order for Party A to perform its due diligence investigation. Though Party B was provided a draft of the Company’s form of confidentiality agreement and traded subsequently drafts with the Company, Party B ultimately did not execute any confidentiality agreement with the Company and was not granted access to the Company’s virtual data room.
Also on November 27, 2023, the Company executed confidentiality agreements with (i) a publicly traded biopharmaceutical company (“Party D”) and (ii) a private biopharmaceutical company (“Party E”), each of which contained a two-year standstill provision and a provision that terminates the standstill upon the Company’s public announcement of entry into any change in control transaction. Shortly thereafter, each of Parties D and E were granted access to the Company’s virtual data room, in order for Parties D and E to perform their respective due diligence investigations.
On November 28, 2023, Parties A and B submitted a joint written non-binding acquisition proposal to acquire all the outstanding shares of Theseus Common Stock for $3.85 per share in cash, plus a CVR representing the right to receive 80% of the net proceeds payable from any license or disposition of Theseus’

programs within one year of closing (the “Initial Party A/B Proposal”). The proposed cash consideration of $3.85 per share represented an approximately 3.5% premium over the closing trading price of Theseus Common Stock on November 28, 2023. The Initial Party A/B Proposal indicated the offer would expire November 30, 2023 at 5:00 PM ET.
On November 29, 2023, the Compensation Committee of the Theseus Board (the “Compensation Committee”) and Special Committee held a joint meeting (all members of the Compensation Committee being the same members of the Special Committee) at which all members of the Committees and representatives of Goodwin were in attendance. At such meeting, representatives of Goodwin discussed with the Special Committee their fiduciary duties in considering the Initial Parent Proposal, the Initial Party A/B Proposal and other strategic alternatives. The members of the Committees also discussed an additional reduction in force (including the termination of Timothy P. Clackson, the Company’s then-current President and Chief Executive Officer and member of the Theseus Board, and David Kerstein, M.D., the Company’s then-current Chief Medical Officer, from their positions with the Company) and related compensation considerations. Following discussion, the Compensation Committee approved an additional reduction in force and related compensation matters. The Compensation Committee then discussed a proposal to appoint Bradford D. Dahms, the Company’s then-current Chief Financial Officer, to replace Dr. Clackson in his role as President of the Company and as a member of the Theseus Board, and proposals regarding the retention arrangements for Mr. Dahms and the other remaining employees of the Company. Following discussion, the Compensation Committee approved the appointment of Mr. Dahms as the Company’s President and Chief Financial Officer and as a member of the Theseus Board and further approved the key terms of the retention arrangements with Mr. Dahms and the other employees of the Company. At this point, members of management and representatives of Leerink Partners joined the meeting. Following a recap of the Compensation Committee’s approvals, members of management provided a review of the Company’s cash forecast, and the Special Committee discussed certain revisions to the cash forecast. Following discussion, the Special Committee approved the cash forecasts, as presented and revised based on the discussions at the meeting. Representatives of Leerink Partners then provided an update on the status of discussions with Parties A and B and with Parent, anticipated next steps in the negotiation process and the potential timing of executing a definitive transaction with the counterparties. Following discussion, the Special Committee instructed Leerink Partners to continue negotiations with Parties A and B and with Parent, based upon the approved cash forecasts.
On November 30, 2023, a representative of Party C informed representatives of Leerink Partners of its verbal non-binding acquisition proposal to acquire all the outstanding shares of Theseus Common Stock for $3.85 per share in cash, plus a CVR representing the right to receive distributions in a range of 25 – 50% of net cash above $180 million.
Also on November 30, 2023, representatives of Party D conveyed to representatives of Leerink Partners that they were no longer interested in pursuing a strategic transaction with the Company.
On December 1, 2023, Party E submitted a written non-binding acquisition proposal to acquire all the outstanding shares of Theseus Common Stock for $3.95 per share in cash, plus a CVR representing the right to receive either (i) 50% of the Company’s excess cash remaining 60 days following closing or (ii) 80% of the net proceeds payable from any license or disposition of the Company’s programs, intellectual property or other assets.
On December 4, 2023, the Company and a private company affiliated with Party C (“Party F”) executed a confidentiality agreement, which contained a two-year standstill provision and a provision that terminates the standstill upon the Company’s public announcement of entry into any change in control transaction. Party C indicated that it was not interested in pursuing a transaction, but that it intended to proceed in discussions with the Company through a separate entity, Party F.
Also on December 4, 2023, the Company and Leerink Partners entered into an amendment to the Leerink Engagement Letter to reflect that the Special Committee would also engage Leerink Partners as the Special Committee’s financial advisor.
Also on December 4, 2023, Parent submitted a revised written non-binding acquisition proposal (the “Revised Parent Offer”) to acquire all the outstanding shares of Company Common Stock for (i) a cash price of the Company’s net working capital at close minus projected ongoing costs incurred following closing (including wind-down, legal, business development and intellectual property maintenance cost) minus $10 million, plus (ii) a CVR representing the right to receive 80% of the net proceeds payable from any license or disposition of the Company’s programs. In connection with the Revised Parent Offer, Parent also provided a capabilities presentation providing a brief summary of the Parent parties’ backgrounds and select business experience.
Also on December 4, 2023, the Special Committee held a meeting at which all members of the Special Committee, members of management, representatives of Leerink Partners and representatives of Goodwin were in attendance. Representatives of Leerink Partners provided an overview of the offers received to date, their perspective on the relative capabilities and experience of each counterparty to execute a transaction with the Company, as well as certain execution risks and timeline considerations to consummate a potential strategic transaction. Representatives of Goodwin provided an overview regarding the Special Committee’s fiduciary duties as directors in connection with evaluating the offers received to date. Following review and discussion, the Special Committee directed Leerink Partners to seek further information on each counterparty’s experience in executing similar transactions and to request best and final offers from all of the counterparties who had previously submitted offers. Later that evening, at the direction of the Special Committee, representatives of Leerink Partners contacted all of the counterparties to convey that best and final offers would be due by December 6, 2023.
Also on December 4, 2023, Party F submitted a written non-binding acquisition proposal to acquire all the outstanding shares of Company Common Stock for $3.85 per share in cash, plus an additional 25 – 50% of the cash remaining over $185 million of cash and cash equivalents at closing, net of any residual liabilities and closing costs.
On December 6, 2023, Party E submitted a revised written non-binding acquisition proposal to acquire all the outstanding shares of Company Common Stock for $3.97 per share in cash, plus a CVR representing the right to receive either (i) 50% of the Company’s cash in excess of $190 million at closing or (ii) 80% of the net proceeds payable from any license or disposition of the Company’s programs, intellectual property or other assets (the “Revised Party E Offer”).
Also on December 6, 2023, Party F submitted a revised written non-binding acquisition proposal to acquire all the outstanding shares of Theseus Common Stock for $3.94 per share in cash, plus an additional 50% of the cash remaining over $185 million of cash and cash equivalents at closing, net of any residual liabilities and closing costs (the “Revised Party F Offer”).
On December 7, 2023, Parent submitted a revised written non-binding acquisition proposal (the “Second Revised Parent Offer”) to acquire all the outstanding shares of Theseus Common Stock for a cash price of $10 million less than the Company’s net working capital at close minus transaction costs and projected ongoing costs incurred post-closing (including wind-down, legal, business development and intellectual property maintenance costs) (the “Projected Liquidation Value at Close”), plus two CVRs: (i) a further savings CVR, representing the right to receive 50% of any net savings versus the Projected Liquidation Value at Close that is realized within 180 days of the close and (ii) a product CVR, representing the right to receive 80% of the net proceeds payable from any license or disposition of the Company’s programs.
Also on December 7, 2023, the Special Committee held a meeting at which all members of the Special Committee, a representative of management, representatives of Leerink Partners and representatives of Goodwin were in attendance. Representatives of Leerink Partners reviewed the Initial Party A/B Proposal, the Second Revised Parent Offer, the Revised Party E Offer and the Revised Party F Offer, and reviewed other considerations including execution risk and anticipated timeline to executing a definitive transaction with the various counterparties. Following discussion, the Special Committee determined that the Second Revised Parent Offer provided for premium shareholder value, that Parent’s experience in executing similar transactions in the same industry in which the Company operates yielded a higher probability of successful transaction execution and that Parent’s ability to more rapidly wind-down operations could result in higher value for Theseus stockholders. The Special Committee further determined to recommend to the Theseus Board to proceed in pursuing the Second Revised Parent Offer.
Also on December 7, 2023, Leerink Partners provided a written relationships disclosure letter as of December 6, 2023 with respect to Theseus, Parent and Parties A, B, E and F. The Special Committee

considered the disclosures and determined that such relationships would not interfere with Leerink Partners’ ability to provide independent financial advisory services to the Special Committee.
Also on December 7, 2023, the Company and Leerink Partners entered into an amendment to the Leerink Engagement Letter, as amended, to reflect a reduced fee payable to Leerink Partners in connection with the delivery of a second fairness opinion.
Later on December 7, 2023, the Special Committee instructed members of management and representatives of Leerink Partners to move forward in negotiating definitive transaction documentation with Parent.
On December 8, 2023, representatives of Leerink Partners contacted representatives of Party A to indicate that the Initial Party A/B Proposal was inadequate, and to encourage Parties A and B to submit a revised offer. Representatives of Party A declined and indicated that Parties A and B were not prepared to submit an improved offer to acquire the Company.
Also on December 8, 2023, representatives of Leerink Partners provided an initial draft of the Merger Agreement to representatives of Parent. The draft Merger Agreement generally included customary terms and conditions for such an agreement including, among other things, for (i) the transaction to be structured as a cash tender offer followed immediately by a back-end merger pursuant to DGCL Section 251(h), (ii) the acceleration and cash out of certain Company equity awards, (iii) customary exceptions to the definition of “Company Material Adverse Effect,” which generally defines the standard for certain closing risk, (iv) customary representations and warranties with respect to the Company and Parent and Purchaser, (v) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or would reasonably be expected to lead to a superior proposal and (vi) the Company’s ability to terminate the Merger Agreement to accept a superior proposal after providing Parent with a right to match such proposal.
On December 11, 2023, Mr. Dahms had a telephonic conversation with Mr. Tang regarding anticipated timing to sign a definitive merger agreement.
Also on December 11, 2023, the Theseus Board held a meeting at which all members of the Theseus Board, a member of management, representatives of Leerink Partners and representatives of Goodwin were in attendance. Leerink Partners provided a review of the best and final proposals received from counterparties to date. Mr. Hayden, as chair of the Special Committee, also reviewed and discussed the Special Committee’s recommendation to proceed in negotiations with Parent, based on the Second Revised Parent Offer. Representatives of Goodwin also provided an overview regarding the fiduciary duties of directors in connection with evaluating the offers and strategic alternatives. Following discussion, the Theseus Board agreed with the Special Committee’s recommendation and instructed management and representatives of Leerink Partners to continue negotiations with Parent based on the Second Revised Parent Offer. Management also updated the Theseus Board regarding the status of negotiations, transaction documentation and anticipated timing of the proposed transactions.
On December 12, 2023, representatives of Parent provided to representatives of Leerink Partners a revised draft of Merger Agreement, which reflected certain revisions, including, among others, (i) a base cash price per share in cash of $3.80 and an additional amount per share in cash of up to $0.15, (ii) revisions to the scope of transaction expenses, (iii) an outside date 90 days following the date of Merger Agreement, (iv) a revised cap on Parent’s monetary damages under the Merger Agreement, (v) a Company termination fee of $3.6 million, (vi) insertion of a provision providing that the Company would reimburse up to $1.25 million of Parent’s expenses in the event Parent terminates Merger Agreement due to the Company’s failure to satisfy the closing net cash condition, and (vii) certain other revisions with respect to the representations and warranties and covenants.
On December 13, 2023, representatives of Leerink Partners sent to representatives of Parent an initial draft of the CVR Agreement and a revised draft of Merger Agreement, which reflected certain revisions, including, among others, (i) an increased base price per share of $3.94, (ii) an outside date 120 days following the date of Merger Agreement, (iv) a revised cap on Parent’s monetary damages under the Merger Agreement, (v) a revised Company termination fee and (vi) certain other revisions with respect to the representations and warranties and covenants.

On December 16, 2023, Mr. Dahms had a telephonic conversation with Mr. Tang to discuss certain diligence items, anticipated timing to signing a definitive merger agreement, closing cash considerations and the base price per share. Following discussion, Mr. Dahms and Mr. Tang agreed that the next draft of the Merger Agreement would reflect a base price per share of $3.90 and an additional price per share of up to $0.15 per share, to be finally determined based on the Company’s net cash at closing of the transaction.
Also on December 16, 2023, representatives of Parent sent to representatives of Leerink Partners a revised draft of Merger Agreement, which reflected certain revisions, including, among others, (i) a revised base price per share of $3.90 and an additional price per share of up to $0.15, (ii) revisions to the scope of wind-down and post-closing costs to be accounted for in the closing net cash calculation, (iii) a revised Company termination fee, (iv) revision to the closing net cash condition and (v) certain other revisions with respect to the representations and warranties and covenants.
On December 18, 2023, representatives of Leerink Partners sent to representatives of Parent a revised draft of Merger Agreement, which reflected certain revisions, including, among others, (i) revisions to the cap on Parent’s monetary damages under the Merger Agreement, (ii) a revised Company termination fee, (iii) revision to the closing net cash condition and (iv) certain other revisions with respect to the representations and warranties and covenants.
On December 19, 2023, Mr. Dahms had a telephonic conversation with Mr. Tang to discuss certain diligence items, anticipated timing to signing a definitive merger agreement and closing cash considerations.
Also on December 19, 2023, representatives of Parent sent to representatives of Leerink Partners a revised draft of the CVR Agreement.
Between December 20, 2023 and December 21, 2023, representatives of Parent and representatives of Gibson Dunn & Crutcher, LLP (“Gibson Dunn”), Parent’s external counsel, on one hand, and representatives of Goodwin and representatives of Leerink Partners, on the other hand, exchanged drafts of the CVR Agreement, Limited Guaranty and Merger Agreement. Revisions to the Merger Agreement included revisions to (i) the scope of expenses to be accounted for in the calculation of closing net cash, (ii) the cap on Parent’s monetary damages under the Merger Agreement, (iv) the closing net cash condition and (iv) certain other revisions with respect to the representations and warranties and covenants.
On December 20, 2023, representatives of Parent conveyed to representatives of Leerink Partners a desire for certain key investors execute and deliver tender and support agreements concurrently with the execution of a definitive merger agreement. The same day, representatives of Parent provided to representatives of Leerink Partners an initial draft of the form of Support Agreement. Subsequently, representatives of Goodwin shared the draft form of Support Agreement with the previously identified investors.
Throughout the day on December 21, 2023, representatives of Gibson and representatives of Parent, on one hand, and representatives of Goodwin, on behalf of those certain identified investors, on the other hand, exchanged comments to the draft form of Support Agreement.
On December 21, 2023, the Theseus Board and Compensation Committee held a joint meeting at which all members of the Theseus Board, representatives of Leerink Partners and representatives of Goodwin were in attendance. Representatives of Goodwin provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives and summarized the material terms in the Merger Agreement and CVR Agreement. Representatives of Goodwin then provided a review of certain compensation matters, including a proposal to establish a transaction bonus pool, developed in consultation with compensation consultant Aon, plc. Mr. Dahms then reviewed with the Theseus Board an updated cash forecast. In addition, representatives of Leerink Partners, at the request of the Theseus Board, reviewed with the Theseus Board Leerink Partners’ financial analysis of the Offer Price and the Merger Consideration, and rendered to the Theseus Board an oral opinion, subsequently confirmed by delivery of a written opinion dated December 21, 2023, to the effect that, as of such date and based upon and subject to various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount (consisting of (i) the Base Price Per Share of $3.90 per Share in cash plus (ii) the Additional Price Per Share of any value between $0.00 and $0.15 per Share in cash) proposed to be paid to the holders of Shares (other than Excluded Shares (as defined below)) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, please see this Item 4 under the heading “Opinion of Leerink Partners LLC.” The written opinion delivered by Leerink Partners is attached to this Schedule 14D-9 as Annex I. Representatives of Leerink Partners also provided a review of their relationships with Parent, as was previously provided to the Theseus Board as of December 6, 2023. The representatives of Leerink Partners then departed the meeting. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the Theseus Board”), the Theseus Board unanimously (i) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (iii) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Theseus Common Stock to Purchaser pursuant to the Offer. The Compensation Committee also adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act, resolutions establishing a transaction bonus pool and resolutions to accelerate the payment of certain bonus payments to Mr. Dahms.
Thereafter, in the early morning of December 22, 2023, Theseus, Parent and Purchaser executed the Merger Agreement.
Before the opening of trading of the U.S. stock markets on December 22, 2023, Theseus issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding shares of Theseus Common Stock at the Offer Price.
On January 9, 2024, Purchaser commenced the Offer, and on January 10, 2024, the Company filed this Schedule 14D-9.
Reasons for the Recommendation of the Theseus Board
In evaluating the Offer and the Merger, the Theseus Board consulted with the Company’s senior management and outside legal and financial advisors, and the Theseus Board considered a number of reasons including, without limitation, the following (not necessarily in the order of importance):
•
Substantial Premium.   The current and historical market prices for the Shares, and the fact that the Base Price Per Share represents a compelling premium to recent market prices of the Shares, including (i) an approximately 82% premium to Theseus’s closing share price prior to the Company’s public announcement on November 13, 2023, that it intended to explore strategic alternatives and (ii) an approximately 13% premium to the Company’s closing share price on the last trading day prior to the November 24, 2023 public disclosure by Orbimed Advisors LLC, Foresite Capital Management, LLC and TCP, each on Schedule 13D filings, of their respective non-binding indications of interest in a potential acquisition of the Company;

•
Certainty of Value.   The Offer Price and the Merger Consideration are all cash, and the Transactions therefore provide certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company’s standalone strategy and the trading price of the Shares;

•
Best Offer.   The Theseus Board’s belief that (i) as a result of the negotiating process, the Company had obtained Parent’s best offer, (ii) there was substantial risk of losing Parent’s offer in the Second Revised Parent Offer if the Company determined that it should pursue a higher price or delay execution of the Merger Agreement, and (iii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by the Company under the circumstances;

•
No Financing Condition.   The fact that the Transactions are not subject to a financing condition, and that TCP provided a Limited Guaranty to support the funding of the Transactions;

•
CVR.   The fact that (i) the Transactions offer stockholders an opportunity to, within specified parameters, participate in 80% of any monetization event resulting from a Disposition of the Company’s CVR Products during the 180-day Disposition Period following the Closing Date and 50% of the potential aggregate value of certain potential cost savings realized during the 180-day Disposition Period following the Closing Date; and (ii) the obligation and financial incentive that Parent has to pursue such transactions during such Disposition Period;

•
Prospects of the Company on a Standalone Basis.   The Theseus Board’s assessment of the business, operations, prospects, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of the Company’s clinical programs, the Company’s market capitalization and its workforce reduction following the Theseus Board’s determination in November 2023 that continued independence would not maximize value for the Company’s stockholders;

•
Expected Return to Stockholders if the Company Liquidated.   The Theseus Board’s conclusion, based on an analysis performed by the Company’s management and used in Leerink Partners’ analysis, that were the Company to pursue an orderly liquidation, the likely result would be a distribution to stockholders in the relative near term of less than the aggregate approximately $178 million to be paid in the Offer and the Merger (equivalent on a per Share basis to the Base Price Per Share of $3.90), and that while an orderly liquidation would potentially result in approximately $171 million in cash proceeds from a liquidation (equivalent on a per Share basis to $3.76 per share, consisting of (i) a distribution in cash at June 30, 2024 of $3.03 per Share representing an aggregate distribution of 70% of the Company’s cash, plus (ii) a distribution in cash of $0.73 per Share based on 75% of the balance of the Company’s cash valued utilizing an implied estimated present value as of June 30, 2024 discounted 36 months assuming a discount rate of approximately 5.0%), assuming an initial distribution of proceeds as of June 30, 2024 and a final distribution of 75% of a holdback amount on June 30, 2027, as compared to the approximately $178 million to be paid in the Offer and the Merger (equivalent on a per Share basis to the Base Price Per Share of $3.90):

•
an orderly liquidation would require that the Company continue to operate for up to an additional approximately seven months in light of ongoing clinical trial wind-down responsibilities, and that doing so would likely require the Company to continue to incur costs as a publicly listed company during that time, which would reduce the approximate $171 million in potential liquidation proceeds otherwise available for distribution to stockholders;

•
the Company’s directors and officers do not have substantial experience with liquidation of companies, and the Company would likely need to hire consultants to assist with that effort, which would reduce the approximate $171 million in potential liquidation proceeds otherwise available for distribution to stockholders;

•
the Company’s directors and officers would also likely need to hire and compensate consultants to assist with efforts to monetize the CVR Products, which would reduce the approximate $171 million in potential liquidation proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism; and

•
a liquidation would likely result in a distribution to stockholders in the relative near term of less than the aggregate approximately $178 million to be paid in the Offer and the Merger (equivalent on a per Share basis to the Base Price Per Share of $3.90) given the need to reserve cash to cover unknown or unforeseen potential liabilities, with any later distribution potentially reduced by any such liabilities that arise, and that future payments would be less valuable to stockholders since received potentially years into the future versus at the consummation of the Offer and Merger, which is anticipated to occur in February 2024.

•
Results of Market Check Process.   The fact that the Company conducted a robust market check, with the assistance of the Company’s outside legal counsel and financial advisor, including outreach and discussions with potential parties that were, in the view of the Company with input from the

Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company; and that none of those potential parties offered a transaction that the Theseus Board considered more advantageous to stockholders than the Transactions;
•
Low Likelihood of Regulatory Impediment; High Likelihood of Closing.   The belief of the Theseus Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required regulatory filings and the terms of the Transaction Documents, including the conditions to Closing being customary and limited;

•
Successful Negotiations with Parent.   The enhancements that the Company and its advisors were able to obtain to the Second Revised Parent Offer during the course of negotiations, including the increase to the Cash Amount and the expansion of the scope of the CVR;

•
Absence of Material Conflicts on the Theseus Board.   The members of the Theseus Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for (i) continuing directors and officers liability insurance coverage, (ii) the acceleration and vesting of Theseus Options and/or Theseus RSUs (as such terms are defined in the Merger Agreement) and receipt of the Offer Price and Merger Consideration in connection with such equity awards upon the closing, on the terms set forth in the Merger Agreement and (iii) the receipt of fees for service on the Theseus Board and its committees;

•
Opportunity to Accept a Superior Proposal.   The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party alternative acquisition proposals and to terminate the Merger Agreement in connection with accepting a superior proposal and members of the Theseus Board believed that the $3,552,298 Company termination fee (the “Company Termination Fee”) payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, was reasonable, and would not unreasonably deter competing bids;

•
Minimum Condition.   Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the number of shares of Common Stock validly tendered and not validly withdrawn, together with any Shares beneficially owned by Parent or any of its subsidiaries, equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•
Appraisal Rights.   Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL;

•
Fairness Opinion.   The fact that the Theseus Board obtained an opinion from Leerink Partners that, as of December 21, 2023, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount (consisting of (i) the Base Price Per Share of $3.90 in cash plus (ii) the Additional Price Per Share in cash of between $0.00 and $0.15) proposed to be paid to the holders of Shares was fair, from a financial point of view, to such holders, as more fully described in this Item 4 under the heading “Opinion of Leerink Partners LLC”; and

•
Support Agreements.   The Board considered that the Supporting Stockholders that held, in the aggregate, together with the shares beneficially held and expected to be tendered by Parent, approximately 59% of the outstanding Shares as of December 22, 2023, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.

In the course of its consideration of the Offer, the Theseus Board also considered a variety of uncertainties, risks and other reasons against the Offer, including, without limitation, the following (not necessarily in the order of importance):
•
Business Operation Restrictions.   The fact that the Merger Agreement imposes restrictions on the conduct of Theseus’s operations in the pre-Closing period, which may adversely affect Theseus’s operations;

•
No Solicitation and Termination Fee.   Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Company Takeover Proposals (as defined in the Merger Agreement), and requires the Company to pay to Parent a Company Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve (12) months after such termination;

•
Transaction Expenses.   The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Theseus’s cash reserves and operating results should the Transactions not be completed, including the expense reimbursement fee amount of up to a maximum amount of $1,250,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•
Interests of Insiders.   The interests that certain directors and executive officers of Theseus may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of Theseus or the interests of Theseus’s other stockholders generally, including the treatment of equity awards held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Theseus and its Executive Officers, Directors and Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

The foregoing discussion of reasons considered by the Theseus Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the Theseus Board. The Theseus Board conducted an overall review of the factors described above, including thorough discussions with the Theseus Board’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, their determinations. The Theseus Board considered each of the analyses performed by Leerink Partners in the context of the opinion provided by Leerink Partners, and expressly adopted the analysis and the opinion of Leerink Partners, in reaching its determination as to the fairness of the Transactions, including the Offer and the Merger. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Theseus Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Theseus Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Theseus Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination of the Theseus Board. Instead, the Theseus Board based its recommendation on the totality of the information presented.
The foregoing description of the Theseus Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Forward-Looking Statements.”
Theseus Management Dissolution Analysis
To assist the Theseus Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that the Company’s shareholders tender their shares into the Offer, Theseus management prepared the Management Dissolution Case, a financial analysis of the present value per Share that might be realized in a liquidation as an alternative to pursuing the Merger. In conducting this analysis, Theseus management determined the implied equity value of Theseus Common Stock in a liquidation to be equal to the present value of the amount of cash available for distribution to Theseus stockholders in an orderly liquidation of Theseus. The Management Dissolution Case, prepared as of December 19, 2023, assumes an initial distribution of cash to holders of Shares as of June 30, 2024. Theseus management estimated that, after payment of severance, transaction expenses, insurance, and other expenses, approximately $197 million in cash would be available at the commencement of the liquidation process and that approximately 70% of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within 36 months of dissolution (the “Holdback Period”). These assumptions resulted in an aggregate present value of approximately $171 million, or $3.76 per Share, assuming, based on management’s good faith estimate, a discount rate of

5.0% and that the portion of the remaining amount after the initial distribution that would be available for further distribution would be 75%.
The timing of the distributions, if any, and the actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle Theseus’ remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Theseus of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. In addition, this analysis assumed that the CVR offers zero value to the Company’s stockholders. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the Management Dissolution Case, that the Management Dissolution Case accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.
	Estimated Company Obligations Prior to Liquidation							Estimated Company Obligations During Holdback Period
	December	January	February	March	April	May	June	Year 1	Year 2	Year 3
Beginning Cash	$217,522,922	$207,816,622	$206,948,474	$205,606,352	$204,193,984	$203,294,787	$202,545,376	$59,130,900	$56,396,727	$53,858,727
Operating Expenses:
External R&D	707,803	714,179	416,662	387,668	195,950	134,276	23,439	202,173	—	—
External G&A	3,545,145	1,007,095	697,957	711,437	673,964	673,964	693,964	1,500,000	1,500,000	1,500,000
Personnel expenses(1)	2,917,146	1,107,625	1,255,384	1,051,144	545,164	445,052	386,640	1,200,000	1,200,000	1,200,000
Lease Termination Fees(2)	4,665,000
Total operating expenses	11,835,094	2,828,899	2,370,003	2,150,248	1,415,078	1,253,292	1,104,043	2,902,173	2,700,000	2,700,000
Interest and Accretion	920,000	1,125,000	800,000	550,000	400,000	400,000	400,000	168,000	162,000	153,000
Net loss	(10,915,094)	(1,703,899)	(1,570,003)	(1,600,248)	(1,015,078)	(853,292)	(704,043)	(2,734,173)	(2,538,000)	(2,547,000)
Cash adjustments:
Other WC adjustments	1,124,913	751,870	144,000	104,000	32,000	20,000	—	—	—	—
Non-cash Insurance Amortization	83,881	83,881	83,881	83,881	83,881	83,881	83,881	—	—	—
Sub-total adjustments to cash	1,208,794	835,751	227,881	187,881	115,881	103,881	83,881	—	—	—
Monthly cash burn	(9,706,300)	(868,148)	(1,342,122)	(1,412,368)	(899,197)	(749,411)	(620,162)	(2,734,173)	(2,538,000)	(2,547,000)
Ending Cash	$207,816,622	$206,948,474	$205,606,352	$204,193,984	$203,294,787	$202,545,376	$201,925,214	$56,396,727	$53,858,727	$51,311,727
Other payables due at liquidation(3)	—	—	—	—	—	—	(4,822,214)
Net Cash	207,816,622	206,948,474	205,606,352	204,193,984	203,294,787	202,545,376	197,103,000
Distribution of 70% (Holdback 30%)							137,972,100
Remaining cash after distribution							59,130,900
Distribution of 70%	$137,972,100
Total Shares Outstanding	45,584,772
Price per Share for distribution	$3.03
Present value of 75% of holdback to be paid out after 3 years using a 5% discount rate(4)	$33,243,749
Total Shares Outstanding	45,584,772
Price per Share	$0.73
Total amount paid out per Share	$3.76

(1)
Personnel expenses include estimated additional retention payments for key employees to remain during dissolution process.

(2)
Includes $65,000 broker fee.

(3)
Includes severance, transaction expenses, insurance, and other expenses.

(4)
Estimated discount rate of ~5%, discounted to June 30, 2024.

Opinion of Leerink Partners LLC
Unless the context requires otherwise, capitalized terms used but not defined in this “Opinion of Leerink Partners LLC” section shall have the meaning ascribed to such term in Annex I.
Introduction
Theseus retained Leerink Partners LLC (“Leerink Partners”) as its financial advisor in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which are referred to in this Section as the “Transaction”). In connection with this engagement, the Theseus Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined below)) of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion: (a) “Excluded Shares” means (x) (i) Shares owned by Theseus immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (y) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with, Section 262 of the DGCL; and (b) “Cash Amount” means (y) the Base Price Per Share of $3.90 in cash, payable subject to any applicable tax withholding and without interest, plus (z) an additional amount of cash between $0.00 and $0.15 per Share (the “Additional Price Per Share”).
On December 21, 2023, Leerink Partners rendered to the Theseus Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 21, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of the written opinion of Leerink Partners, dated December 21, 2023, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Theseus Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Theseus Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Theseus as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:
•
the form of the Merger Agreement, as provided to Leerink Partners by Theseus on December 21, 2023;

•
the proposed final version of the CVR Agreement, as provided to Leerink Partners by Theseus on December 21, 2023;

•
Theseus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Theseus with the SEC;

•
Theseus’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed by Theseus with the SEC;

•
certain Current Reports on Form 8-K, as filed by Theseus with, or furnished by Theseus to, the SEC; and

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certain internal information, primarily consisting of a dissolution analysis of Theseus, as furnished to Leerink Partners by the management of Theseus and approved by management for use by Leerink Partners, which are collectively referred to in this summary of Leerink Partners’ opinion as the “Internal Data.”

Leerink Partners also conducted discussions with members of the senior management and representatives of Theseus regarding such Internal Data. Theseus advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Theseus. In addition, Leerink Partners considered the results of its efforts on behalf of Theseus to solicit, at the direction of Theseus, indications of interest from third parties with respect to a possible acquisition of or business combination with Theseus. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.
Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Theseus’ consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at Theseus’ direction, that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Theseus as to the matters covered thereby and Leerink Partners relied, at Theseus’ direction, on the Internal Data for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Theseus’ direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Theseus, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Theseus. Furthermore, at Theseus’ direction, Leerink Partners ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.
Leerink Partners assumed, at Theseus’ direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Theseus’ direction, that the representations and warranties made by Theseus, Parent and Purchaser in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Theseus’ direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Theseus, or the ability of Theseus to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.
The opinion of Leerink Partners expressed no view as to, and did not address, Theseus’ underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Theseus or in which

Theseus might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Theseus or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Theseus or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Theseus as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Special Committee and the Theseus Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Special Committee and the Theseus Board in connection with its opinion, which was delivered orally to the Theseus Board on December 21, 2023, and subsequently confirmed in Leerink Partners’ written opinion, dated December 21, 2023. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the dissolution analysis prepared by Theseus management. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of Leerink Partners, nor does the order of the analyses described below does not represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.
Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 21, 2023, and is not necessarily indicative of current market conditions.
Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between Theseus and Parent and Theseus’ decision to enter into the Merger Agreement was solely that of the Theseus Board. The opinion of Leerink Partners was only one of many factors considered by the Theseus Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Theseus Board or the management of Theseus with respect to the Transaction, the Cash Amount, any potential CVR Amount or any other aspect of the transactions contemplated by the Merger Agreement.
The following is a summary of the material financial analyses reviewed with the Theseus Board and performed by Leerink Partners in connection with its opinion, which was rendered orally to the Theseus Board on December 21, 2023, and subsequently confirmed by delivery of a written opinion dated December 21, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Leerink Partners. Future results may be different from those described and such differences may be material.
Analysis of Cash Amount
Leerink Partners conducted an analysis of the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. For purposes of its analysis, Leerink Partners assumed, at Theseus’ direction, Closing Net Cash of approximately $194.6 million, which implied an Additional Price Per Share of $0.15 per share and, when added to the Base Price Per Share of $3.90, a Cash Amount of $4.05 per Share.
Leerink Partners was directed by Theseus to use this illustrative assumed Cash Amount of $4.05 per Share in its financial analyses because this reflected Theseus management’s best estimate of the Cash Amount to be paid to holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger as of the date of Leerink Partners’ presentation. Leerink Partners’ opinion addressed the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Cash Amount, consisting of (a) the Base Price Per Share of $3.90 in cash, plus (b) an Additional Price Per Share in cash which additional amount could range between $0.00 and $0.15. Leerink Partners’ opinion addressed the fairness of this Cash Amount (i.e., any Cash Amount from a low of $3.90 to a high of $4.05 per Share) and was not limited to the illustrative assumed Cash Amount of $4.05 per Share.
Dissolution Analysis
Theseus advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Theseus. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to Theseus. Theseus management furnished to Leerink Partners a dissolution analysis prepared by management (the “Management Dissolution Case”), as described in more detail in this Item 4 under the heading “Theseus Management Dissolution Analysis” and directed Leerink Partners to rely upon the Management Dissolution Case for purposes of its analysis and opinion. The Management Dissolution Case assumed an initial distribution of cash to holders of Shares as of June 30, 2024, of approximately $138 million, or $3.03 per Share, and a final distribution of cash to holders of Shares as of June 30, 2027, of approximately $38 million, or $0.74 per Share. The initial distribution and the final distribution are referred to in this section as the “Dissolution Payments.”
Leerink Partners compared the Base Price Per Share amount of $3.90 and the assumed illustrative Cash Amount of $4.05 per Share to the present value of the Dissolution Payments as of June 2024 (the assumed date of approval by shareholders of Theseus of a dissolution of the company), and, for purposes of comparison with an assumed closing date for the Transaction of February 15, 2024, further discounted the Dissolution Payments to that date. Leerink Partners calculated the June 30, 2024 present value of the Dissolution Payments by discounting the June 30, 2027 final distribution payment to June 30, 2024 using a discount rate equivalent to Moody’s Seasoned AAA Corporate Bond Yield of 4.65% as of December 18, 2023, and adding that discounted amount to the amount of the initial distribution payment. Leerink Partners then calculated the present value of the Dissolution Payments as of February 15, 2024 by further discounting the June 30, 2024 present value of Dissolution Payments to February 15, 2024 using the same 4.65% discount rate. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

This analysis resulted in an implied estimated present value as of February 15, 2024 of approximately $169 million, or $3.70 per Share, based on the assumed total shares outstanding of Theseus of approximately 45.6 million as of June 30, 2024, as provided by Theseus.
Leerink Partners then compared the results of the above analysis to the closing price of Theseus Common Stock of $3.65 as of December 20, 2023, and the Base Price Per Share amount of $3.90 and the assumed illustrative Cash Amount of $4.05 per Share.
Other Factors Observed by Leerink Partners
Sensitivity Analyses
For informational purposes, Leerink Partners prepared certain illustrative downside and upside sensitivity analyses to the Management Dissolution Case. The illustrative downside analysis used the same inputs as the Management Dissolution Case but applied a discount rate equal to Moody’s Seasoned BAA Corporate Bond Yield of 5.53% as of December 18, 2023 to the portion of the Dissolution Payments estimated to be paid as of June 30, 2027, resulting in an implied estimated present value as of February 15, 2024 to holders of Shares equal to approximately $3.67 per Share. The illustrative upside analysis assumed an initial distribution by Theseus of 80% of its available cash to holders of Shares as of June 30, 2024 (as compared to 70% in the Management Dissolution Case), or approximately $158 million, or $3.46 per Share. The illustrative upside analysis also assumed a final distribution as of June 30, 2027 of approximately $24 million, or $0.45 per Share. Utilizing the discount rate of 4.65% described above, the illustrative upside analysis resulted in an implied estimated present value as of February 15, 2024 to holders of Shares equal to approximately $175 million, or $3.85 per Share.
General
Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to Theseus and its affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation. Other than services in connection with the Transaction in the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Theseus. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Parent or Purchaser. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Theseus, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Theseus, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Theseus, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.
The Theseus Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Theseus and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.
In connection with Leerink Partners’ services as a financial advisor to Theseus, Theseus has agreed to pay Leerink Partners an aggregate fee estimated to be approximately $3.9 million, of which opinion fees of $1.25 million have been paid and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Theseus has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Theseus, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the Theseus Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.
Intent to Tender
To the knowledge of Theseus after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of Theseus’ executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Concurrently with the execution of the Merger Agreement, the Supporting Stockholders entered into Support Agreements with Parent and Purchaser and have pledged to irrevocably tender all of their Shares, which comprise, in the aggregate, approximately 59% of the outstanding Shares as of January 8, 2024. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events. For more information on the Support Agreements, please see the summary of the Form of Support Agreement contained in Item 3 above under the heading “Form of Support Agreement,” which is incorporated herein by reference. The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the full text of the Form of Support Agreement, which is incorporated by reference and filed as Exhibit (e)(3) hereto.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither Theseus nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Theseus’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Theseus, for which services no additional compensation will be paid.
The Company has engaged Leerink Partners LLC as its financial advisor in connection with its strategic review process, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. For its services, Leerink Partners will receive from the Company an aggregate fee currently estimated to be approximately $3.9 million, of which opinion fees of $1.25 million have been paid and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Leerink Partners’ expenses, including fees and expenses of counsel, and indemnify Leerink Partners for certain liabilities, including liabilities under federal securities laws, that may arise out of Leerink Partners’ engagement.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Theseus RSUs and issuances by Theseus with respect thereto, and the grant of Theseus Options and Theseus RSUs in the ordinary course, no transactions with respect to Shares have been effected by Theseus or, to the knowledge of Theseus after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Theseus is not undertaking or engaged in any negotiations in response to the Offer that relate to:
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a tender offer or other acquisition of Theseus’ securities by Theseus, its subsidiaries or any other person;

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any extraordinary transaction, such as a merger, reorganization or liquidation, involving Theseus or any of its subsidiaries;

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any purchase, sale or transfer of a material amount of assets of Theseus or any of its subsidiaries; or

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any material change in the present dividend rate or policy or indebtedness or capitalization of Theseus.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Theseus Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION
The information set forth in Item 3 under the heading “Arrangements Between Theseus and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Vote Required to Approve the Merger
The Theseus Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Theseus, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Theseus in accordance with Section 251(h) of the DGCL.
Anti-Takeover Statute
Delaware
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.
Appraisal Rights
No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.
The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached as Annex II to this Schedule 14D-9. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE THESEUS BOARD HAS FIXED DECEMBER 27, 2023 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:
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prior to the later of the consummation of the Offer, which occurs when Purchaser has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about January 10, 2024), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

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not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

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continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

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comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand
All written demands for appraisal should be addressed to Theseus Pharmaceuticals, Inc., Attention: President and Chief Financial Officer, 314 Main Street, Cambridge, Massachusetts, 02142. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates evidencing such stockholder’s Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including record or beneficial owners) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder or beneficial owner who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.
Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such holder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such stockholder’s or beneficial owner’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.
If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.
From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.
Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.
The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owner’s wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex II to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of Theseus, please see Theseus’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 9, 2023, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 11, 2023, August 10, 2023 and November 17, 2023, respectively.
Legal Proceedings
There is no pending litigation that Theseus is aware of challenging the Offer, the Merger or the other Transactions.
Regulatory Approvals
Parent and Theseus are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Theseus have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. These statements may be identified by their use of forward-looking terminology including, but not limited to, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and “would,” and similar words expressions are intended to identify forward-looking statements. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding Theseus’ beliefs and expectations and statements about the proposed Transactions, including the timing of and closing conditions to the Transactions; the potential effects of the proposed Transactions on Theseus; and the potential payment of proceeds to the Theseus stockholders, if any, pursuant to the CVR Agreement. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of Theseus’ stockholders tendering their shares in the Offer; the possibility that competing offers will be made; Theseus’ ability to retain key personnel; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect Theseus’ business and the price of its common stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Theseus stockholders; and other risks and uncertainties discussed in in Theseus’ most recent annual and quarterly reports filed with the SEC as well as in Theseus’ subsequent filings with the SEC. As a result of such risks and uncertainties, Theseus’ actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. Theseus cautions investors not to unduly rely on any forward-looking statements.
The forward-looking statements contained in Schedule 14D-9 are made as of the date hereof, and Theseus undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 9, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Opinion of Leerink Partners, LLC dated December 21, 2023 (included as Annex I to this Schedule 14D-9).
(a)(5)	Press Release issued by Theseus on December 22, 2023 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 22, 2023).
(e)(1)	Agreement and Plan of Merger, dated December 22, 2023, by and among Theseus, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 22, 2023).
(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 22, 2023).
(e)(3)	Form of Support Agreement (incorporated herein by reference to Exhibit D to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 22, 2023).
(e)(4)	Confidentiality Agreement, dated November 30, 2023, by and between Theseus, TCP and Parent (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)	Limited Guaranty, dated as of December 22, 2023 (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).
(e)(6)	Theseus Pharmaceuticals, Inc. 2021 Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-1/A (File No. 333-259549) filed on September 30, 2021).
(e)(7)	Theseus Pharmaceuticals, Inc. 2018 Stock Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021).
(e)(8)	Theseus Pharmaceuticals, Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1/A (File No. 333-259549) filed on September 30, 2021).
(e)(9)	Amended and Restated Outside Director Compensation Policy (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-40869) filed on August 10, 2023).
(e)(10)	Offer Letter, dated September 10, 2021, by and between the Company and Timothy P. Clackson (incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed on September 15, 2021).
(e)(11)	Offer Letter, dated September 10, 2021, by and between the Company and William C. Shakespeare (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed on September 15, 2021).

Exhibit No.	Description
(e)(12)	Offer Letter, dated September 10, 2021, by and between the Company and Victor M. Rivera (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021).
(e)(13)	Offer Letter, by and between Bradford D. Dahms and the Company, dated September 10, 2021 (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021).
(e)(14)	Offer Letter, by and between Kathy Yi and the Company, dated May 25, 2021 (incorporated by reference to Exhibit 10.13 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021).
(e)(15)	Offer Letter, by and between Iain D. Dukes and the Company, dated July 1, 2021 (incorporated by reference to Exhibit 10.14 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021).
(e)(16)	Consulting Agreement, effective November 9, 2023, by and between the Company and William C. Shakespeare (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on November 13, 2023).
(e)(17)	Separation and Release Agreement, effective November 9, 2023, by and between the Registrant and William C. Shakespeare (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on November 13, 2023).
(e)(18)	Separation and Release Agreement, effective November 9, 2023, by and between the Company and Victor Rivera (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40869) filed on November 17, 2023).
(e)(19)	Consulting Agreement, effective November 9, 2023, by and between the Registrant and Victor Rivera (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (File No. 001-40869) filed on November 17, 2023).
(e)(20)	Separation and Release Agreement, effective December 7, 2023, by and between the Company and Timothy P. Clackson, Ph.D. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 4, 2023).
(e)(21)	Consulting Agreement, effective December 7, 2023, by and between the Company and Timothy P. Clackson, Ph.D. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 4, 2023).
(e)(22)	Separation and Release Agreement, effective December 7, 2023, by and between the Company and David Kerstein, M.D. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 4, 2023).
(e)(23)	Consulting Agreement, effective December 7, 2023, by and between the Company and David Kerstein, M.D. (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40869) filed on December 4, 2023).
(e)(24)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form S-1/A (File No. 333-259549) filed September 30, 2021).
(e)(25)	Incentive Bonus Plan (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021.
(e)(26)	Amended and Restated Investors’ Rights Agreement, dated January 22, 2021, by and among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (File No. 333-259549) filed September 15, 2021).
(g)	Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 10, 2024
Theseus Pharmaceuticals, Inc.
By:
/s/ Bradford D. Dahms

Bradford D. Dahms
President and Chief Financial Officer

Annex I Opinion of Financial Advisor
December 21, 2023
The Board of Directors
Theseus Pharmaceuticals, Inc.
314 Main Street
Suite 04-200
Cambridge, MA 02142
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Theseus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the Cash Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”), Concentra Merger Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) (x) $3.90 per Share in cash (the “Base Price Per Share”), payable subject to any applicable tax withholding and without interest and (y) an additional amount of cash of between $0.00 and $0.15 per Share (the “Additional Price Per Share”, and together with the Base Price Per Share, the “Cash Amount”), plus (b) one contingent value right per Share (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.
We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. As you are aware, we have in the past provided certain investment banking services to the Company and its affiliates unrelated to the Transaction, for which we have received compensation. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.
In connection with this opinion, we have reviewed, among other things: (i) the Merger Agreement, as provided to us by the Company on December 21, 2023; (ii) the proposed final version of the CVR Agreement, as provided to us by the Company on December 21, 2023; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) certain internal information, primarily consisting of a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use(collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Internal Data. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.
We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Cash Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable)with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee and Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Leerink Partners LLC

Annex II Section 262 of the General Corporation Law of the State of Delaware
§ 262 Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.